May 16, 2008

NON-PUBLIC CORRESPONDENCE FILED VIA EDGAR

Securities and Exchange Commission

Office of Chief Counsel

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, D.C. 20549

Attention: Daniel F. Duchovny, Esq., Special Counsel

Re:	TVI Corporation

File No. 000-10449

Form PRER 14A; Amendment No. Three

Dear Mr. Duchovny:

This letter responds to comments received from the staff by letter dated May 15, 2008 with respect to TVI Corporation (“TVI” or the “Company”).

The undersigned serves as General Counsel, Senior Vice President and Secretary of the Company. In such capacity and on behalf of the Company, in connection with the above-referenced filing (the “Filing”), the undersigned acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

(ii)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

(iii)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that this is self-explanatory. Of course, please contact me with any questions at 301-352-8800 x215.

Sincerely,
TVI CORPORATION
/S/ Sean R. Hunt
cc:	Frank S. Jones, Jr.	Sean R. Hunt